PRESIDIO FUNDS

News Release

Media contact: Greg Jones, The Blueshirt Group, (415) 217-4964, greg@jonespr.com

Presidio Fund Celebrates Third Anniversary With Five-Star Morningstar Rating

Former Meridian Value Fund Co-Manager Kevin O'Boyle is off to a good start with his independent fund

SAN FRANCISCO, July 8, 2008 — KCO Investments Inc. announced today that Presidio Fund (PRSDX) has earned a five-star rating* from Morningstar, a leading provider of independent investment research. The Fund received Morningstar's highest-star rating immediately upon becoming eligible for a rating at the end of May. Using Morningstar data, Kiplinger.com revealed that through May 31, 2008, Presidio Fund ranked 16th among 545 U.S. Small-Company Blend funds for three-year performance and was comparably ranked for one-year performance. Presidio Fund, www.presidiofunds.com, is a no-load mutual fund seeking long-term capital appreciation by investing mostly in publicly traded U.S. equities.

Presidio Fund is managed by Kevin O'Boyle, the fund's manager and founder of KCO Investments. Before founding his own firm, Mr. O'Boyle co-managed the Meridian Value Fund from June 1995 to December 2003, during which time he was responsible for that fund's day-to-day management. He was the fund's sole research analyst until August 2001. Meridian Value Fund was the third best performer among all U.S. equity funds** for the 10 years ended March 31, 2004, according to Lipper. Meridian Value Fund's assets grew from less than $1 million to $1.9 billion during Mr. O'Boyle's tenure.

With assets totaling more than $68 million at April 30, 2008, Presidio Fund is available as a no-load fund on most of the major brokerage platforms, including Fidelity, Schwab, Ameritrade and Vanguard.

Concentrating mostly on stocks that have fallen out of favor with investors, Presidio Fund seeks companies that are undervalued in relation to long-term earnings power, asset value or the stock market in general. Presidio Fund targets companies in a wide variety of industry sectors.

About Presidio Fund

Presidio Fund (PRSDX), www.presidiofunds.com, is a no-load mutual fund seeking long-term capital appreciation by investing mostly in publicly traded common stocks of U.S. companies of varying sizes. Rated five stars by Morningstar, Presidio Fund is ranked 16th among U.S. Small-Company Blend funds generating the best returns over three years, according to Kiplinger.com. The fund's assets as of April 30, 2008, total more than $68 million. Emphasizing stocks that are undervalued in terms of long-term earnings power, asset value and/or the stock market in general, the fund is managed by Kevin O'Boyle, president of KCO Investments Inc., a Registered Investment Advisor. Mr. O'Boyle was co-manager of the Meridian Value Fund from June 1995 to December 2003, during which time the fund's assets grew from less than $1 million to $1.9 billion.

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**For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of 5/31/08 the number of funds in the Small Blend category tracked by Morningstar was 545 for the 3 year period and Overall Ranking. As of 5/31/08 Presidio Fund did not have a 5 or 10 year rating.*

Performance data quoted represents past performance. Past performance does not guarantee future results. Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-595-3166 or by visiting www.presidiofunds.com. Please obtain and carefully read the prospectus before investing.

*** More than 1,600 active U.S. equity funds as of July 26, 2005, according to Lipper.*